Exhibit 99.2

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[LOGO]

Science For A Better Life

[GRAPHIC]

Deutsche Bank German Corporate Conference

Investor Handout
June | 2006

Important Information	[LOGO]

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Au-thority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the Ger-man offer document or the U.S. tender offer statement and other relevant documents regard-ing the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov ), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from reg-istration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or cer-tain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in ac-cordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or ar-rangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These pur-chases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by ap-plicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertain-ties and other factors could lead to material differences between the actual future results, fi-nancial situation, development or performance of the company and the estimates given here. These factors include those discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission.

[LOGO]	[GRAPHIC]

•                  We are accelerating our successful strategy

•                  We are driving the HealthCare focus

•                  We are delivering growth and performance

•                  We are generating value for our shareholders

Deutsche Bank German Corporate Conference • Investor Handout • June 2006

[LOGO]	[GRAPHIC]

•                  We are accelerating our successful strategy

Bayer Positioned to Accelerate its Successful Strategy	[LOGO]

2002	Major Milestones Achieved	2005

[GRAPHIC]	• Fast, flexible and market-oriented new holding organization	[GRAPHIC]

• More than €2.2bn in savings and efficiency improvements

Sales €29.6bn	• Exit of mature, low-growth chemicals businesses in several stages	Sales €27.4bn

Underlying EBIT €0.8bn	• A focused, growing Pharma business • A promising, late-stage Pharma pipeline	Underlying EBIT €3.3bn

CFRoI 8.0%	• A world-leading agrochemical business • A world-leading OTC business	CFRoI 12.4%

• Reduction of net debt by almost €10bn

Driving Lifescience Focus

Total Sales 2005: €27.4bn	Pro-forma Sales 2005: €31.4bn

[CHART]	[CHART]

Acquisition of Schering

•                  Accelerates Bayer’s successful HealthCare strategy

•                  Combination creates a leader in specialty care

•                  Strong growth with lower risk from a diversified portfolio

•                  €700m of synergies; creating value for shareholders

•                  Complementary product portfolios and similar cultures

•                  Improved financial outlook

•                  Full support of Schering

Transaction Highlights

•                  Bayer is making an all-cash proposal to acquire 100% of Schering for approx. €16.5bn

•                  Purchase price of €86 per Schering share

•                  39% premium to Schering’s unaffected share price of €62

•                  Proposal values Schering at €16.5bn equity value, 2.7 times sales, approx. 11.6 times EBITDA (I)

•                  Synergies of approx. €700m p.a. at costs of approx. €1bn over two years

•                  Acquisition expected to enhance EPS in 2007 before one-time charges and transaction related amortization

•                  Two years of EPS dilution on a reported basis as the benefits of the combination are realized

•                  Cash flows expected to exceed cost of capital by 2009

•                  Financed by a combination of debt, equity and disposal proceeds

•                  Proposal subject to 75 percent acceptance threshold and necessary regulatory approvals

(I) Based on 2006 Consensus estimates

Accelerates Focus towards Specialty Care

Pro-forma Pharma Portfolio*

[CHART]

Key Characteristics

•                  Focus areas can grow faster due to increased flexibility in resource allocation

•                  Bayer will concentrate on three key areas: Oncology, Cardiology / Hematology and Gynecology

•                  Balanced portfolio of growth and cash generating businesses

•                  The combined portfolio is already 70 % specialty care

* 2005 Pro-forma revenues excluding Plasma sales of €296m

Creates a Leader in Specialty Pharma

Specialty Franchises

1.	Roche/Genentech	$13bn

2.	Johnson&Johnson	$12bn

3.	Amgen	$10bn

4.	Pfizer	$8bn

5.	Novartis	$8bn

6.	Sanofi-Aventis	$8bn

7.	Bayer-Schering	$8bn

8.	GlaxoSmithKline	$8bn

9.	AstraZeneca	$5bn

10.	Wyeth	$5bn

Bayer-Schering: hematology, multiple sclerosis, oncology, gynecology, contrast media

Source: WoodMackenzie, 2004 Corporate Franchise Analysis

Advantages of Specialty Approach

•                  Less about scale, more about innovation

•                  Products addressing high unmet medical need

•                  Focused marketing, less promotion intensive

•                  Limited sales force and marketing requirements

•                  Products have better cost / clinical benefit characteristics

•                  More profitable and easier to defend business segment

Strong Position in High-Margin Biologicals

Protein Drugs

1.	Amgen	$13bn

2.	Roche/Genentech	$7bn

3.	Johnson&Johnson	$6bn

4.	Novo Nordisk	$4bn

5.	Eli Lilly	$3bn

6.	Serono	$2bn

7.	Bayer-Schering	$2bn

8.	Sanofi-Aventis	$2bn

9.	Biogen-Idec	$1bn

10.	Schering-Plough	$1bn

Bayer-Schering: Kogenate, Betaseron, Trasylol, Campath, Leukine

Source: IMS 2005

What Makes Biologicals So Special?

•                  Biological products less prone to generic competition

•                  Manufacturing expertise key to success

•                  Higher margin products with longer life cycles

Significant Synergy Potential

•                  Combined pro-forma pharmaceutical sales of €9.4bn together with extensive geographic and organizational overlap yields significant synergy potential

In € million		Year 1	Year 2	Year 3

Synergies	% of Total	250	450	700

• Procurement /Manufacturing	15 - 20%
• Marketing & Sales	15 - 20%
• R&D: approx.	30 - 35%
• General & Admin.: approx.	30 - 35%

One-time costs		(500)	(500)	—

Net synergies		(250)	(50)	700

Identified Synergy Areas

•                  Synergies from

•                  Leverage of combined oncology business

•                  Procurement and supply chain optimisation

•                  Production site rationalisation

•                  Integration of  head office and central functions

•                  Rationalisation of country platforms and commercial infrastructures

•                  Optimisation of R&D activities

•                  Global headcount reduction approx. 10% of combined healthcare business (60,000 people)

•                  Cost synergies to be realised across both organisations

Enhanced Business Platform

•                  Leading positions in key therapeutic categories including gynecology, hematology, multiple sclerosis - growing presence in oncology

•                  Strong position in high margin biological products

•                  Leverages strong existing sales and commercial platforms

•                  Will accelerate penetration of Nexavar and exploitation of oncology pipeline

•                  Opportunities to maximize returns from R&D investment through more effective deployment of resources

•                  Strong sales growth with double-digit Pharma EBITDA progression

Bayer Will Successfully Integrate Schering

•                 Bayer has a strong track record of successfully managing large scale transactions and integrations

€7bn ACS acquisition	Market share gains during integration phase

Spin-off of €6bn chemical activities into Lanxess	Accomplished in record-time following announcement

Alliance with Schering-Plough	Smooth transition of entire US primary care business (1,800 people)

€2.4bn Roche OTC acquisition	Ahead of schedule, integration costs below budget, more savings

•                 A senior team will be drawn for both businesses to oversee the integration

•                 Bayer plans to base it’s pharma headquarters in Berlin

•                 Enlarged pharma business to be called “Bayer Schering Pharmaceuticals”

•                  Builds on strong heritage, culture and brand strength of both businesses

Improved Financial Outlook

Transaction allows Bayer to upwardly revise its financial targets

•                  25% EBITDA* margin in HealthCare compared to 23% previously

•                  Achievement now targeted by 2009

•                  Acceleration of the achievement of 22% Group EBITDA* margin target

* EBITDA pre exceptionals

[LOGO]	[GRAPHIC]

•                                          We are driving the HealthCare focus

A Decade of Increasing Focus for Growth

1996 Sales €24.9bn		2005 Sales €31.4bn*

Major examples since 1996

HealthCare	- Generics - Household insecticides - Plasma	+ Schering + Roche OTC + Chiron Diagnostics + Visible Genetics + Pritor	HealthCare

CropProtection	- Antitrust requirements

Polymers

H.C. Starck	- To be divested
Wolff Walsrode	- To be divested	+ Aventis CropScience + Flint + Seed treatment activities	CropScience

Lanxess	- spun-off

EC Erdölchemie	- divested	+ Lyondell Polyols	MaterialScience
Haarmann & Reimer	- divested

Agfa	- divested

Real estate	- divested

Headcount 142,200	Headcount 114,000*

* Pro-forma combined business of Bayer and Schering

A Leader in its Markets

Pro-forma sales 2005: €31.4bn

[CHART]

Market rank

Pharmaceuticals	# 7 in Specialty

A world-class specialty pharma business

Consumer Care (OTC)	# 2/3

Creating a world-leading business

Animal Health / Diagnostics	# 4

World-class business

CropScience	# 1/2

The market leader in agrochemicals

MaterialScience	# 1/2

A genuine world-market leader

Bayer’s Portfolio Management Strategy

[GRAPHIC] Direction	• World-leading businesses capable of achieving benchmark performance

• Continue to deliver performance

• Drive the HealthCare focus by strengthening Pharma and OTC

• Stay in MaterialScience, organic growth as the top priority

• Stay in CropScience, possibly some opportunities in seeds

• Retain strict investment criteria

[GRAPHIC] Financing	• Balanced mix of debt, equity and portfolio if needed

• Maintaining “single A” credit rating target

[GRAPHIC] Timing	• Constant monitoring and active management. Aquisitions and disposals are therefore part of our regular business activities

[LOGO]	[GRAPHIC]

•   We are delivering growth and performance

Group: Key Financials 2005	[LOGO]

In € million	FY 2005	FY 2004	Δ

Sales	27,383	23,278	+ 17. 6%

EBITDA underlying	5,082	4,069	+ 24.9%

EBIT underlying	3,300	2,117	+ 55.9%

Net income	1,597	685	+ 133.1%

Net cash flow (continuing)	3,542	2,262	+ 56.6%

Operating free cash flow	2,113	1,199	+ 76.2%

Net debt	5,494	5,422	+ 1.3%

Delivering on Commitments:
Bayer Achievements 2005

Targets		Execution

Q1’05	Lanxess spin-off Update on Nexavar MDI capacity expansion	✓ ✓ ✓	First listing on Frankfurt Stock Exchange on January 31 Initiation of phase III trials in HCC +70kt MDI from debottlenecking in Baytown

Q2’05	Nexavar phase II data Initiation of Nexavar phase III trials in melanoma Launch of two new AIs in CropScience MDI capacity expansion	✓ ✓ ✓ ✓	Doubling of progression-free survival in phase III RCC trial Initiation of phase III trials in melanoma Spiromesifen and Ethiprole launched +30kt from debottlenecking in Brunsbuttel

Q3’05	Factor Xa inhibitor phase II data PCS capacity addition	✓ ✓ ✓	Phase II studies indicate: BAY59-7939 is safe and effective in preventing VTE Nexavar: US/EU filing for approval in RCC New 40kt PCS compounding plant in Caojing, China

Q4’05	Decision on partnering for Factor Xa inhibitor Initiation of phase III trials for Factor Xa inhibitor Nexavar: Identification of fourth cancer type	✓ ✓ ✓ ✓	Partnership with Johnson & Johnson OD formulation for phase III studies in VTE prevention Approval of Nexavar for RCC in the US Nexavar: NSCLC as fourth cancer type in phase III

FY’05	Successful integration of Roche OTC Pharma business refocus Key Pharma products up double-digit > € 850m sales from new CropScience products	✓ ✓ ✓ ✓ ✓

Faster realization of synergies, sales stronger than planned

Realignment of Pharma R&D

Buy-back of Levitra co-promotion rights ex-US from GSK

Kogenate +18%, Levitra +35%, Avelox +15%, Trasylol +35%

€ 885m generated, +26%

Upward Trend at Bayer Continued

In  € million

[CHART]

2002 underlying EBIT as reported in FY 2003

2003 underlying EBIT as restated in 2004

2004 underlying EBIT as reported in 2004

2005 underlying EBIT as reported in 2005

* Including € 90m EBIT from divested products

** Including € 120m reversal of pension provisions

Q1’06 – Successful Start into Fiscal Year 2006

Key Figures Q1’06

	Sales € 7,494m	EBIT* € 1,236m	Net income € 600m
Δ%	+ 12%	+ 8%	- 8%

Δ%
Adjusted (2)(3)	+ 6%		+/- 0

Regional Sales Performance

[CHART]

Δ y-o-y
In € million

* underlying

(2) Sales currency & portfolio adjusted

(3) Net Income excluding € 52m after-tax profit in Q1’05 from discontinued operations

Strong Growth Momentum Sustained

Q1’06 Sales as reported

In  € million, ∆% y-o-y

[CHART]

Group € 7,494m, + 12%

Growth Analysis

	∆% y-o-y	Share of
	(Fx adj.)	growth*
Pharma, Biologicals	+15%	36%
Consumer Care	+17%	22%
DS/DC	+18%	21%
Animal Health	+ 4%	2%
HealthCare	+ 15%	81%
Crop Protection	-6%	-21%
Environ Sc./BioSc.	+ 3%	+ 3%
CropScience	- 4%	-18%
Materials	+ 8%	18%
Systems	+ 5%	19%
MaterialScience	+ 6%	37%

*excl. Reconciliation

Record Underlying EBIT Performance

Q1’06 underlying EBIT

In  € million, ∆% y-o-y

[CHART]

Group €1,236m, +8%

Growth Analysis

	∆% y-o-y	Share of growth*
Pharma, Biologicals	+ 13	16%
Consumer Care	+ 209	47%
DS/DC	+ 60	15%
Animal Health	+ 4	1%
HealthCare	+ 38	79%
Crop Protection	-14	-32%
Environ Sc./BioSc.	+ 34	22%
CropScience	-4	-10%
Materials	+ 1	1%
Systems	+ 18	30%
MaterialScience	+ 11	31%

*excl. Reconciliation

[LOGO]	[GRAPHIC]

•                                          We are generating value for our shareholders

Targeting to Generate Value Also in The Future	[LOGO]

CFRoI

[CHART]

Value Generation in 2005

•                  CVA of €823m generated

•                  All subgroups exceeded their target returns including asset reproduction

•                  CFRoI s the ratio of gross cash flow to capital invested (€28.1bn)

•                  CFRoI-hurdle (9.7%) as minimum requirement covers cost of capital and reproduction of depletable assets

•                  Group WACC at 7.0%

*CFRoI 10.8% restated in 2004

FY 2006 Outlook (excluding Schering) – Further Improvements Expected

Group

[GRAPHIC]

•                  Sales growth expectations

Approx. +5% to more than € 28bn

•                  EBIT growth expectations

Slight improvement (underlying)

•                  EBITDA margin target

Generate approx. 19% (underlying)

Sales growth portfolio-and currency-adjusted

Subgroups

[GRAPHIC]

•                  HealthCare

Growth at or above market

10+% growth in underlying EBIT

•                  CropScience

Growth above market

Underlying EBIT above last year´s level

•                  MaterialScience

Continued growth

Excellent underlying EBIT, though possibly below 2005 level

Exciting Milestones Ahead

1H’06

•                  Nexavar: Start of phase III trials in NSCLC

•                  Alfimeprase: Second phase III trial in catheter occlusion (CO)

•                  Nexavar: Initiate clinical studies in adjuvant treatment of RCC through collaboration with cooperative groups in US

•                  Alfimeprase: Second phase III trial in PAO

•                  Factor Xainhibitor: Initiate phase III trials in chronic indications

2H’06

•                  Factor Xa inhibitor: Presentation of full data set of phase II dose finding data for chronic indications

•                  Alfimeprase: Start of phase II trial in the treatment of ischemic stroke

•                  Nexavar: EU launch

•                  At least three Pharma pipeline projects expected to move into phase II

•                  Start of phase II/III clinical study for Kogenate liposome formulation

•                  Outline of new CropScience restructuring project

•                  Construction start of 350kt MDI plant (completion in 2008) in China

•                  Inauguration of new 100kt Polycarbonate plant in China

[GRAPHIC]

[LOGO]	[GRAPHIC]

•   Appendix

[LOGO]	[GRAPHIC]

•   What Makes Schering Attractive

A Global Leader in its Specialty Markets	[LOGO]

Schering 2005 Sales:  €5,308m

[CHART]

Key Characteristics

•                  Broad based specialty pharma business

•                  Global marketing and sales presence

•                  World leader in in the hormonal contraceptive market

•                  Global #1 in contrast media and application systems for diagnostic imaging

•                  Established player in Specialized Therapeutics with focus on multiple sclerosis treatment

•                  Leading position in hematological oncology

Source: Schering Annual Report 2005 and Schering website

Attractive Specialty Pharma Markets

Gynecology & Andrology

•                  50% of women in the 20s use contraception

•                  A $20bn women’s reproductive health market

•                  Gynecologist focus

•                  Drivers: brand loyalty, broader indications, new markets

Oncology

•                   Cancer is 2nd leading cause of death

•                   A $50bn specialty care market

•                   Double digit growth potential

•                   Focus on hospitals and oncologists

•                   Driven primarily by introduction of targeted therapies and novel chemotherapeutics

Multiple Sclerosis Treatment

•                   Most common cause of non-traumatic disability in young adults

•                   A $5bn market - currently dominated by beta-interferon drugs

•                   Increased drug treatment rates will further drive market growth

Contrast Media

•                   Enhancing visibility of soft tissues in diagnostic imaging

•                   Radiologists focus

•                   A $5 to 8bn market opportunity

•                   Market driven by increased installation base and number of procedures using MRI*

(*) MRI: Magnetic Resonance Imaging

Top 10 Products growing at 12%

Sales in € million	Business Area	2005	% yoy	% of total sales
Betaferon/Betaseron	Specialized Therapeutics	867	+11	16
Yasmin	Gynecology & Andrology	586	+36	11
Magnevist	Contrast Media	328	+8	6
Ultravist	Contrast Media	248	+5	5
Mirena	Gynecology & Andrology	243	+22	5
Iopamiron	Contrast Media	242	+1	5
Diane	Gynecology & Andrology	172	-8	3
Microgynon	Gynecology & Andrology	133	+4	3
Meliane	Gynecology & Andrology	124	+3	2
Fludara	Oncology	105	+2	2
Total		3,048	+12	57

Source: Schering Annual Report 2005 and Schering website

Gynecology and Andrology
Leading Brands for Female Contraception

Female Contraception

•                  Global leader with 27% market share in the oral contraceptive market

•                  Yasmin, the world’s top-selling oral contraceptive brand (€586m in 2005)

•                  Attractive future growth potential driven by low dose version (YAZ) and expansion into addidional market segments like severe premenstrual syndrom and acne

Menopause Management

•                  Innovative treatment options for menopausal symptoms

Andrology

•                  Men’s health focusing on treatment of testosterone deficiency and the development of male fertility control methods

•                  Opportunity for Bayer to gain market leadership in an attractive growing specialty pharmaceuticals segment

•                  Strong and growing womens’ health franchise complementing our men’s health focus

Source: Schering Annual Report 2005 and Schering website

Oncology
Innovative Systemic and Targeted Therapies

Hematological Oncology

•                  Leading position in hematological oncology – expanding into solid tumors

•                  Fludara established as standard systemic treatment for refractory chronic lymphocytic leukemia (CLL)

•                  Campath/MabCampath as first targeted therapeutic option for treatment of CLL

•                  Zevalin offering new treatment options for refractory follicular non-Hodgkin’s lymphoma (NHL) through targeted radioimmunotherapy

•                  Leukine (rec. hematopoetic growth factor, GM-CSF) used to activate immune system functions following chemotherapy treatment of acute myelogenous leukemia (AML). Also in phase III development for treatment of Crohn’s disease.

•                  Establishes immediate oncology franchise

•                  Brings leading position in hematological oncology

•                  Expands reach and breadth of future oncology portfolio

•                  Provides a marketing and sales platform for Nexavar ex US

Source: Schering Annual Report 2005 and Schering website

Specialized Therapeutics
Focus on Multiple Sclerosis Treatment

Betaferon/Betaseron

•                  Pioneering treatment of multiple sclerosis with recombinant beta-interferon

•                  Approved for a broad spectrum of multiple sclerosis indications

•                  Unmatched clinical experience of 16 years

•                  Potential for future market expansion driven by early treatment approach and by high dose Betaferon application as life-cycle management opportunities

•                  Campath/MabCampath in phase II clinical development as potential new treatment option for multiple sclerosis

•                  Fits well with Bayer’s strategic focus areas

•                  Expands our biological franchise

•                  Strong cash flow generator

•                  We can leaverage our capabilities in life-cycle management and biological products manufacturing

Source: Schering Annual Report 2005 and Schering website

Diagnostic Imaging / Contrast Media
Contrast media for Innovative Imaging Technologies

Magnetic Resonance Imaging (MRI)

•                  Highly innovative imaging technology with better resolution and higher precision than standard X-ray examination or ultrasound diagnostics

•                  Leading contrast medium for MRI

•                  Organ specific and vascular contrast media growing with increased use of MRI

X-ray Contrast Media

•                  Leading products for all common X-ray/Computer Tomography examinations

Application Systems

•                  Market and technology leader for innovative injection systems for contrast media focusing on MRI systems

•                  Strong market positions in a growth segment

•                  High margin, stable earnings and cash contributions

•                  Further expands our HealthCare franchise

Source: Schering Annual Report 2005 and Schering website

[LOGO]	[GRAPHIC]

•  How the Combined Pharma Business Will Look

Accelerates Focus towards Specialty Care

Pro-forma Pharma Portfolio*

[CHART]

Key Characteristics

•                  Focus areas can grow faster due to increased flexibility in resource allocation

•                  Bayer will concentrate on three key areas: Oncology, Cardiology / Hematology and Gynecology

•                  Balanced portfolio of growth and cash generating businesses

•                  The combined portfolio is already 70 % specialty care

* 2005 Pro-forma revenues excluding Plasma sales of €296m

Creates a Leader in Specialty Pharma

Specialty Franchises

1.	Roche/Genentech	$13bn

2.	Johnson&Johnson	$12bn

3.	Amgen	$10bn

4.	Pfizer	$8bn

5.	Novartis	$8bn

6.	Sanofi-Aventis	$8bn

7.	Bayer-Schering	$8bn

8.	GlaxoSmithKline	$8bn

9.	AstraZeneca	$5bn

10.	Wyeth	$5bn

Bayer-Schering: hematology, multiple sclerosis, oncology, gynecology, contrast media

Source: WoodMackenzie, 2004 Corporate Franchise Analysis

Advantages of Specialty Approach

•                  Less about scale, more about innovation

•                  Products addressing high unmet medical need

•                  Focused marketing, less promotion intensive

•                  Limited sales force and marketing requirements

•                  Products have better cost / clinical benefit characteristics

•                  More profitable and easier to defend business segment

Strong Position in High-Margin Biologicals

Protein Drugs

1.	Amgen	$13bn

2.	Roche/Genentech	$7bn

3.	Johnson&Johnson	$6bn

4.	Novo Nordisk	$4bn

5.	Eli Lilly	$3bn

6.	Serono	$2bn

7.	Bayer-Schering	$2bn

8.	Sanofi-Aventis	$2bn

9.	Biogen-Idec	$1bn

10.	Schering-Plough	$1bn

Bayer-Schering: Kogenate, Betaseron, Trasylol, Campath, Leukine

Source: IMS 2005

What Makes Biologicals So Special?

•                  Biological products less prone to generic competition

•                  Manufacturing expertise key to success

•                  Higher margin products with longer life cycles

Combined Growth Drivers

Sales in € million	Business Area	2005	% yoy
Betaferon/Betaseron(2)	Specialized Therapeutics	867	+11
Kogenate(1)	Cardiology / Hematology	663	+ 18
Yasmin(2)	Gynecology & Andrology	586	+ 36
Avalox/Avelox(1)	Antiinfectives	364	+ 15
Magnevist(2)	Contrast Media	328	+ 8
Levitra(1)	Gynecology & Andrology	260	+ 35
Mirena(2)	Gynecology & Andrology	243	+22
Trayslol(1)	Cardiology / Hematology	230	+35
Aspirin Cardio(1)	Cardiology / Hematology	177	+20

(1)          Bayer

(2)          Schering

Pipeline Highlights

New compounds	Projects	Status
Nexavar(1)	Renal Cell Carcinoma Melanoma Hepatocellular Carcinoma Non Small Cell Lung Cancer	12/05 US Launch Phase III Phase III Phase III
Factor Xa Inhibitor(1)	VTE prevention VTE treatment Stroke prevention in A’fib	Phase III Phase II Phase II
Alfimeprase(1)	Peripheral arterial occlusion Catheter occlusion	Phase III Phase III
YAZ(2)	Oral contraceptive Premenstrual Dysphoric Disorder	03/06 FDA approval Registration
Campath(2)	Multiple sclerosis	Phase II
Leukine(2)	Crohn’s disease	Phase III

(1)          Bayer

(2)          Schering

Pipeline Opportunities

•                  The combined company has very promising assets in the late-stage pipeline

•                  Attractive commercial potential - now at reduced risk

•                  Key projects with blockbuster potential include Nexavar and factor Xa inhibitior

•                  Pipeline balanced and broadened by innovative mid-sized assets from Schering

•                  Additional life-cycle opportunities from Betaferon and Yasmin franchise

•                  Rigorous prioritization will allow resources to be focused on the key pipeline assets

•                  Combined company has an excellent technology platform in research

•                  Pool of experienced highly-skilled R&D staff

Pipelines in Detail

	Pre-Clinic: 11	Phase I: 17	Phase II: 14	Phase III: 19	Reg/Launch: 4

New Compounds	Oncology	Oncology	DVT Treatment	Oncology/ HCC	Oncology/ RCC
		Dual-Act. Inh.	Factor Xa Inh.	Nexavar	Nexavar

Bayer	Oncology	Oncology	StrokePreventionin A´fib	Oncology/ Melanoma
		Angiogen. Inh.	Factor Xa Inh.	Nexavar
	Oncology	Coronary Heart D.	Oncology/ Other cancer types	Oncology/ NSCLC
		Adenosine A1Ag	Nexavar	Nexavar
	Oncology	Acute Heart Failure		VTE Prevention
		sGC Activator		Factor Xa Inh.
	Cardiovascular	Pulmonary Hypert.		PAO
		sGC Stimulator		Alfimeprase
	Cardiovascular	Diabetes		CO
		Dual–Act. Pept.		Alfimeprase
	Diabetes	COPD
Elastase Inh.
	Diabetes	Dyslipidemia
CETP Inhibitor

Life Cycle	Recombinant Aprotinin	New indications		Other surgeries
Management	Inhalable Form.	Levitra		Trasylol
	Cipro	Fast Dissolv. Tablet		New indications
	Protein Modification	Levitra		Avelox
	rFVIII	Short Course Ther.
Avelox
Liposomal Form.
Kogenate

New Compounds		Uterine Fibroids	Non-hormonal Endometriosis	Benign Uterine Tumors	MR Angiography (US)
		Fiprant	CCR1	Asoprisnil	Vasovist
		Optical Mammography	Ultra-lowDose LNG	Early Stage Breast Cancer
		SF64	LCS	Bonefos
		Breast Cancer	Suppression of Sperm	OC / Dysfunct’l Uterine Bleeding
		ZK-PRA	Hormonal Male Contraception	E2/DNG
		Solid Tumors	CNS MRI Contrast Agent (US)	Hormone Therapy
		MTGI	Gadovist	E2/LNG
		Solid Tumors	Glioblastoma and NSCLC	Metastatic Colorectal Cancer
		L19 - Interleukin 2	PTK/ZK	PTK/ZK
Schering			Melanoma and Prostate Cancer	Hematopoetic Growth Factor
Source: Schering Annual Report 2005 and Schering website			MS-275	Sargramostim
			NSCLC and SCLC	MR Angiography
			ZK-EPO	SHU 555 C
			Cardiac MRI (US)	Oral Dienogest - Endometriosis
			Magnevist	Visanne (formerly Endometrion)
Parkinson’s Disease
Spheramine

Life CycleManagement			MS Treatment	Double-dose Betaseron	Female Contracept’n (EU)
			Alemtuzumab	Betaseron	FC-Patch
			Chronic ViralCardiomyopathy	MR Angiography (US)	Low Dose OC(PMDD) (US)
			Betaseron (Benefit study)	Magnevist	YAZ
Novel Formulation Paclitaxel
TOCOSOLPaclitaxel

YAZ - Extending Market Reach of the Yasmin Family

•                  YAZ is a low dose formulation of Yasmin (ethinylestradiol / drospirenone)

•                  Oral contraceptive, FDA approved in mid March 2006

•                  Switching option from Yasmin to YAZ

•                  Advanced 24/4-days over standard 21/7-days dosing regimen extending the pronounced benefits of the active ingredients

•                  Further potential for treatment of premenstrual dysphoric disorder, a severe form of premenstrual syndrome

•                  Product is also in Phase III trials to treat acne

Source: Schering Annual Report 2005 and Schering website

Campath – Novel Approach for Multiple Sclerosis Patients

•                  Campath (alemtuzumab) is a humanised anti CD-52 monoclonal antibody

•                  Approved for treatment of chronic lymphocytic leukemia (CLL)

•                  Currently in phase II as a novel approach for the treatment of multiple sclerosis (MS)

•                  Interim clinical results suggest strong treatment effects (reduction in the risk of relapse of MS by at least 75%*)

•                  Further clinical program requires comprehensive risk management plan

•                  Adressing the $5bn multiple sclerosis market

* Compared to Rebif®	Source: Schering Annual Report 2005 and Schering website

Leukine – Potential New Treatment Option for Crohn’s Disease

•                  Leukine (sargramostim) is a recombinant hematopoetic growth factor (GM-CSF)

•                  Approved for hematological oncology and myeloid reconstitution after bone marrow transplantation

•                  Global phase III program initiated in 2004 for treatment of Crohn’s disease

•                  Novel mode of action to treat Crohn’s disease without causing immune suppression

•                  Crohn’s disease is a debilitating disease affecting the gastro-intestinal tract characterised by a high unmet medical need

•                  Approx. 1.5 million Crohn’s disease patients worldwide

Source: Schering Annual Report 2005 and Schering website

Nexavar to Establish Bayer As an Emerging Player in Targeted Cancer Therapy

•                  Nexavar (sorafenib) approved for renal cell cancer in U.S. - first advanced kidney cancer treatment in over a decade

•                  A very encouraging start in the market place

[GRAPHIC]	•	Label includes all advanced RCC patients

	•	Doubled progression-free survival

	•	Favorable interim survival trend

	•	Tolerable, continuous oral therapy

•                  Marketing applications also filed in the EU and several other countries

•                  Pivotal trials in additional indications: liver, melanoma and lung cancer

•                  Suitability for combination therapy demonstrated in multiple Phase I trials

Driving A Potential Paradigm Shift in Treatment of Thromboembolic Disorders

BAY 59-7939

•                  High unmet medical need
in a broad spectrum of both venous and arterial indications offers attractive market growth potential

•                  Our factor Xa inhibitor BAY 59-7939 offers*

•                  Oral administration

•                  Predictable safe and effective regulation of coagulation

•                  Wide therapeutic window

•                  No dose adjustment

•                  No monitoring

•                  Low risk of food and drug interactions

•                  Maximizing the value
of a significant pipeline asset through partnership with Johnson & Johnson

Clinical Development Program

•                  Prevention of VTE after major orthopedic surgery

•                  Fastest market entry of all indications

•                  Excellent model to evaluate both safety and efficacy

•                  Phase III study program (RECORD trials) initiated with once-daily dosing

•                  Treatment of VTE and prevention of stroke in patients with Atrial Fibrillation (AF)

•                  Chronic indications with high unmet medical need

•                  Stroke prevention in AF commercially the largest indication

•                  On track to start phase III in 2006

* Based on current clinical data

Alfimeprase Perfectly Complements Our Hematology and Cardiology Portfolio

Factor VIII	[GRAPHIC]	Kogenate

Factor Xa	[GRAPHIC]	Factor Xa Inhibitor

Thrombin	[GRAPHIC]	Discovery activities

Fibrin	[GRAPHIC]	Alfimeprase

Alfimeprase

•                  A recombinant, truncated form of fibrolase

•                  A direct-acting thrombolytic through degradation of fibrin

•                  Rapid clot dissolution

•                  Superior safety profile, reduced bleeding risk

•                  Phase III program ongoing in two indications:

acute Peripheral Arterial Occlusion (PAO) and Catheter Occlusion (CO)

•                  Collaboration agreement with Nuvelo:

Bayer receives exclusive commercialization rights for territories outside the U.S.

[LOGO]	[GRAPHIC]

•                                          Financing Considerations and Timeline

Transaction Financing	[LOGO]

•                  Purchase price to be financed by €3bn of existing cash resources and a new credit line provided by Credit Suisse and Citigroup

•                  Acquisition financing to be prudently refinanced through a combination of equity, term debt, hybrid instruments and the proceeds from the sale of non-core assets

•                  Equity component to be up to €4bn (thereof €2.3bn mandatory convertible bond, placed on March 29, 2006)

•                  H.C. Starck and Wolff Walsrode planned to be sold

•                  Bayer confident it will retain a solid investment-grade rating

•                  Maintaining long-term strategic single ‘A’ rating target

Financing & Refinancing Structure

Consideration	Underwriting	Refinancing	Final Take	Total
Structure			Out	Refinancing

€16.5bn				€16.5bn
Based on €86	Ex. Cash
per share	€3.0bn			New Equity

		Mandatory CB		Equity credit
€2.3bn
Cash			Syn. Loans
€16.5bn		Syndicated
	Bridge	Loans	Bonds	Cash & Debt
	€13.5bn	€7.0bn	€3.0bn

Hybrid

		Bridge	Equity
€4.2bn
			Disposals	Disposals

Anticipated Timeline

End of
	Publication		Acceptance
Announcement	of offer		period
March 23	April 13		June 14

March 2006	April 2006	May 2006	June 2006

Mandatory		Bonds	Amendment	Closing
Convertible		priced	of offer
March 29		May 18	May 30

[LOGO]	[GRAPHIC]

•                                          Bayer HealthCare

HealthCare: Key Deliverables 2005	[LOGO]

•                  Strong sales growth of +17.0 % to €9.4bn

•                  Underlying EBIT improved by 26.9 % to €1.3bn

•                  2006 EBITDA margin target of 17 % already achieved

•                  Roche OTC business successfully integrated, ahead of schedule

•                  Pharma business refocus successfully managed

•                  Launch of Nexavar in the US; filing in EU

•                  Cooperation with J&J for factor Xa inhibitor

•                  Agreement for longer-acting Kogenate

•                  Buy-back of Levitra co-promotion rights ex-US from GSK

[GRAPHIC]

HealthCare: Key Financials 2005

In €million	FY 2005	FY 2004	∆

Sales	9,429	8,058	+ 17.0%
EBITDA underlying	1,782	1,475	+ 20.8%
EBIT underlying	1,319	1,039	+ 26.9%
Net cash flow	1,351	1,053	+ 28.3%
CapEx	330	301	+ 9.6%
Operating free cash flow	1,021	752	+ 35.8%
R&D	954	996	-4.2%
Capital invested	7,747	5,306	+ 46.0%
CFRoI	14.9%	17.3%	-2.4	pp

HealthCare: Strategic Priorities

•                  Maximise benefits from the acquisition of Schering

•                  Maintain strong growth momentum and grow at or above market

•                  Fully exploit strength of global brands

•                  Strengthen Pharmaceuticals and Consumer OTC

•                  Maximise value of pipeline projects

•                  Targeting to achieve underlying HealthCare EBITDA margin of 5 % by 2009

We are accelerating our successful strategy

HealthCare: Q1 2006

Very Strong Start Into the Year

In € million	Q1 2006	Q1 2005	∆

Sales	2,581	2,135	+ 20.9%
EBITDA underlying	535	421	+ 27.1%
EBIT underlying	416	302	+ 37.7%

Outlook 2006 (excluding Schering)

•                  Growth at or above market in all segments

•                  10+ % growth in underlying EBIT

[LOGO]	[GRAPHIC]

•                                          Bayer CropScience

CropScience: Key Deliverables 2005	[LOGO]

•                  Sales almost maintained at €5.9bn, down 1%

•                  Underlying EBIT improved by + €163m or 31.2%

•                  Further improvement in underlying EBITDA margin achieved (+ 70 basis points to 21.6%)

•                  Strong net cash flow development (+16.2%)

•                  Savings contributed ~ €100m to our EBIT

•                  Strong performance of our new active ingredients, with €885m (+26%) ahead of target

•                  Successful launch of 2 new active ingredients (Spiromesifen & Ethiprole)

•                  Divestment of non-core, lower-margin products on track

[GRAPHIC]

CropScience: Key Financials 2005

In € million	FY 2005	FY 2004	∆

Sales	5,896	5,946	-0.8%
EBITDA underlying	1,273	1,242	+ 2.5%
EBIT underlying	685	522	+ 31.2%
Net cash flow	904	778	+ 16.2%
CapEx	201	209	-3.8%
Operating free cash flow	703	569	+ 23.6%
R&D	664	679	-2.2%
Capital invested	8,849	8,386	+ 5.5%
CFRoI	11.2%	10.9%	+ 0.3	pp

CropScience: Strategic Priorities

•                  Fully exploit commercial potential of leadership position in agrochemicals

•                  Focus is on product mix improvements and cost savings

•                  Deliver best-in-class agrochemicals pipeline and increase share of sales from new active ingredients

•                  Further develop biotechnology business

•                  Launch of new restructuring initiative

•                  Targeting to achieve underlying EBITDA margin of 25%

Committed to deliver against these objectives

CropScience: Q1 2006
Solid Start Into the Year

In € million	Q1 2006	Q1 2005	∆

Sales	1,771	1,744	+ 1.5%
EBITDA underlying	551	566	-2.7%
EBIT underlying	408	423	-3.5%

Outlook 2006

•                  Underlying EBIT above last year’s level

•                  Growth above market

[LOGO]	[GRAPHIC]

•   Bayer MaterialScience

MaterialScience: Key Deliverables 2005

•                  Strong sales growth of +24 % to €10.7bn

•                  Substantial improvement in underlying EBIT of +110% to €1.4bn

•                  Net cash flow advanced by +179 % to €1.4bn

•                  Cost of capital incl. asset reproduction well exceeded, posting a CFRoI of 16.4% (+6.1 pp)

•                  2006 EBITDA margin target of 18 % already achieved

•                  Capacity expansions in MDI (+100kt) and PCS (+40kt) installed as scheduled

•                  Technology and process leadership achieved in all product lines

All changes year-on-year

[GRAPHIC]

MaterialScience: Key Financials 2005

In € million	FY 2005	FY 2004	∆

Sales	10,695	8,597	+ 24.4%
EBITDA underlying	1,949	1,243	+ 56.8%
EBIT underlying	1,404	668	+ 110.2%
Net cash flow	1,388	498	+ 178.7%
CapEx	715	332	+ 115.4%
Operating free cash flow	673	166	+ 305.4%
R&D	251	236	+ 6.4%
Capital invested	9,116	7,989	+ 14.1%
CFRoI	16.4%	10.3%	+ 6.1	pp

MaterialScience: Strategic Priorities

•                  Maintain or expand market leadership positions

•                  Focus is on polycarbonates and polyurethane raw materials

•                  Maximise benefits from process and technology leadership positions of global production network

•                  Maintain strong growth momentum and exceed GDP growth in all segments

•                  Develop new growth opportunities through expansion into Asia and new applications for our materials

•                  Develop smart raw-material sourcing strategy

•                  Targeting to generate value throughout the cycle

Bayer MaterialScience is executing a clear strategy to deliver against these objectives

MaterialScience: Q1 2006
Strong Start Into the Year

In € million	Q1 2006	Q1 2005	∆

Sales	2,811	2,544	+ 10.5%
EBITDA underlying	585	533	+ 9.8%
EBIT underlying	451	406	+ 11.1%

Outlook 2006

•                  Continued sales growth

•                  Excellent underlying EBIT, though possibly below 2005 level

[LOGO]	[GRAPHIC]

•   Calendar & Contacts

Calendar of Events

Date	Event	Location	Publication

Thursday	Investor Conference Call		First Quarter Results
April 27, 2006			Stockholders’ Newsletter

Friday	Annual Stockholders’	Cologne
April 28, 2006	Meeting 2006

Wednesday/Thursday	Meet Management in May	Leverkusen
May 10/11, 2006

Tuesday	Investor Conference Call		Second Quarter Results
August 1, 2006 *			Stockholders’ Newsletter

Tuesday	Investor Conference Call		Third Quarter Results
October 31, 2006 *			Stockholders’ Newsletter

*                 In the event of the successful acquisition of Schering AG, publication of the Q2 and Q3 2006 interim reports will be deferred to later dates, which will be posted on the Internet at www.investor.bayer.com

Investor Relations Contacts

Dr. Alexander Rosar	Dr. JürgenBeunink

Head of Investor Relations	Investor Relations Manager
Phone: +49-214-30-81013	Phone: +49-214-30-65742
E-mail: alexander.rosar.ar1@bayer-ag.de	E-mail: juergen.beunink.jb@bayer-ag.de

Peter Dahlhoff	Ilia Kürten

Investor Relations Manager	Investor Relations Manager
Phone: +49-214-30-33022	Phone: +49-214-30-35426
E-mail: peter.dahlhoff.pd1@bayer-ag.de	E-mail: ilia.kuerten.ik@bayer-ag.de

Ute Menke	Judith Nestmann

Investor Relations Manager	Investor Relations Manager
Phone: +49-214-30-33021	Phone: +49-214-30-66836
E-mail: ute.menke.um@bayer-ag.de	E-mail: judith.nestmann.jn@bayer-ag.de